Exhibit (a)(5)(b)

Syncona Limited

Syncona to acquire Applied Genetic Technologies Corporation (AGTC)

24 October 2022

•	A newly established portfolio company of Syncona Limited will commence a tender offer to acquire all outstanding shares of AGTC for $0.34 per share, valuing AGTC at approximately $23.5 million (£20.8 million1), plus the potential for up to an additional $50.0 million (up to $0.73 per share) in contingent value rights in the event certain milestones are achieved
•	Acquisition includes AGTC’s lead candidate, AGTC-501, a potentially best-in-class, adeno-associated virus (AAV) gene therapy for X-linked retinitis pigmentosa (XLRP), currently in late-stage clinical development
•	If the transaction is completed, AGTC will be Syncona’s third company focused on retinal gene therapy, following Nightstar and Gyroscope, and will benefit from Syncona’s significant expertise and strategic insight in the field
•	Syncona and AGTC will host a conference call on October 24, 2022 at 7:30 a.m. ET, 12:30 p.m. BST

Syncona Limited, a leading healthcare company focused on founding, building and funding global leaders in life science, today announces that its newly established portfolio company has agreed to acquire, by a tender offer, all outstanding shares of Applied Genetic Technologies Corporation ("AGTC") (Nasdaq: AGTC), a clinical-stage biotechnology company focused on the development and commercialisation of adeno-associated virus (AAV)-based gene therapies for the treatment of rare and debilitating diseases with an initial focus on inherited retinal diseases (IRDs) for approximately $23.5 million ($0.34 per share) in cash, an approximately 42% premium to the AGTC closing share price on 21 October 2022. The transaction also includes the potential for up to an additional $50.0 million (up to $0.73 per share) in contingent value rights to AGTC’s stockholders in the event certain milestones related to transactions involving AGTC’s assets and regulatory and commercial milestones related to AGTC’s products are achieved. The board of directors of AGTC unanimously recommends that the stockholders of AGTC tender their shares in the tender offer once it is commenced. The closing of the tender offer is subject to the tendering by AGTC’s stockholders of a majority of AGTC’s outstanding shares.

The acquisition of AGTC will further enhance Syncona’s gene therapy portfolio and represents an opportunity for Syncona to apply its expertise in retinal gene therapy to support AGTC to drive its lead candidate, AGTC-501 (laruparetigene zosaparvovec), targeting X-linked retinitis pigmentosa (XLRP), through late-stage clinical development.

AGTC is a clinical-stage gene therapy company developing genetic therapies for people with rare ophthalmic, otologic and central nervous system diseases, with high unmet medical need. AGTC’s lead asset, AGTC-501, is an investigational recombinant AAV vector-based gene therapy for the treatment of XLRP, a genetic eye disease that causes progressive vision loss and ultimately blindness in men. AGTC-501 recently completed a Phase II follow-on study which demonstrated significant visual sensitivity improvements and a favourable safety profile. There are currently no approved treatments for this condition.

AGTC-501 has been granted U.S. Food and Drug Administration orphan drug designation, as well as European Commission orphan medicinal product designation. If the transaction closes, Syncona expects to support AGTC to advance AGTC-501 through Phase II/III clinical trials and towards product approval. Following closing, Syncona also expects to support AGTC in exploring strategic options for AGTC’s broader pipeline of gene therapy products.

Chris Hollowood, Chief Investment Officer of Syncona Investment Management Limited, said: “We have followed AGTC for a number of years and are very familiar with its lead programme focused on XLRP, a rare inherited genetic eye disease that leads to loss of sight over time. It is a disease we know very well because of our previous investment in Nightstar and we are excited by the data. AGTC’s gene therapy for XLRP has shown compelling improvements in visual sensitivity along with a favourable safety profile in clinical trials to date.

1 FX rates as at 21 October 2022

“Our expertise in AAV gene therapy, and in particular, our strong track record of building retinal gene therapy businesses, will allow us to drive AGTC’s late stage clinical and regulatory strategy for its lead programme for XLRP. We believe it has the potential to be a best-in-class product that could transform the lives of patients suffering with this devastating blinding condition.

“This transaction further demonstrates the strength of our strategic capital base to fund exciting opportunities such as AGTC, where we believe we can apply our model and bring to bear our expertise to drive strong risk-adjusted returns for Syncona shareholders and deliver significant impact for patients.”

Sue Washer, President and Chief Executive Officer of AGTC, said: “Our team has completed ground-breaking work for patients living with devastating retinal diseases. This transaction allows continued progress in advancing an important therapy for XLRP patients while also maximizing immediate and potential long-term value to our shareholders. On closing, AGTC will be Syncona’s third company focused on retinal gene therapy, and we look forward to transitioning the AGTC-501 XLRP product candidate to Syncona’s experienced stewardship with the goal of advancing this differentiated product candidate to patients.”

Transaction Terms and Financial Considerations

Under the terms of the definitive agreement, an indirect subsidiary of Syncona Limited will initiate a tender offer to acquire all outstanding shares of AGTC common stock. The upfront cash consideration in the transaction will consist of $0.34 per share of AGTC common stock (including common stock underlying restricted stock units and in-the-money stock options). AGTC equity holders will also receive in the transaction, for each share of AGTC common stock, one non-tradeable CVR. The holders of the CVRs will be entitled to receive payments of up to an additional $50.0 million in the aggregate upon the achievement of certain transactions involving AGTC’s assets and sales and regulatory milestones related to AGTC’s products. Under the terms of the definitive agreement, any shares not tendered in the tender offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. The closing of the transaction is subject to specified customary closing conditions, including that the number of shares validly tendered and not validly withdrawn represents a majority of all shares of AGTC’s common stock then outstanding (treating as outstanding the shares underlying outstanding restricted stock units) plus the aggregate number of shares issuable to holders of stock options and warrants in respect of which AGTC has received notices of exercise prior to the expiration of the offer.

The transaction has been unanimously approved by AGTC’s board of directors and is expected to close in the fourth quarter of 2022. All of the members of AGTC’s board of directors and the executive officers of AGTC entered into a tender and support agreement with respect to all of the shares of AGTC common stock and/or stock options held by such persons (representing in the aggregate less than 1% of AGTC’s equity), pursuant to which each such person agreed, among other things, to vote against other proposals to acquire AGTC and, subject to certain exceptions, to tender such person’s AGTC shares pursuant to the tender offer. Upon the closing of the transaction, the shares of AGTC’s common stock will no longer be listed on any public market. There can be no assurance that any contingent payment will be paid. Syncona plans to finance the transaction with cash in hand.

Advisers

BTIG LLC is acting as financial adviser to Syncona and Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. is acting as legal adviser to Syncona in connection with the transaction. MTS Health Partners, L.P. is acting as financial advisor to AGTC in connection with the transaction. Foley Hoag LLP is acting as legal advisor to AGTC in connection with the transaction.

Conference Call and Webcast

Syncona and AGTC will host a conference call and webcast to review the details of the transaction on October 24, 2022 at 7:30 a.m. ET, 12:30 p.m. BST. To access the call, dial 877-407-6184 (U.S. participants) or 201-389-0877 (non-U.S. participants). A live webcast will be available in the Events and Presentations section of AGTC’s Investor Relations site at http://ir.agtc.com/events-and-presentations.

[ENDS]

Copies of this press release and other corporate information can be found on the company website at: www.synconaltd.com

Forward-looking statements - this announcement contains certain forward-looking statements with respect to the portfolio of investments of Syncona Limited, the proposed transactions between Syncona Limited and AGTC, the expected timeline for completing the transactions, the anticipated contingent value right payments, future financial and operating results and benefits and synergies of the transaction, future opportunities for the combined company and other statements about future expectations, beliefs, goals, plans or prospects. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that may or may not occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. In particular, many companies in the Syncona Limited portfolio are conducting scientific research and clinical trials where the outcome is inherently uncertain and there is significant risk of negative results or adverse events arising and many such companies have yet to commercialise a product and their ability to do so may be affected by operational, commercial and other risks (and, as such, there is uncertainty that the milestones for the contingent value right payments may not be achieved).

Enquiries

Syncona Limited

Annabel Clark / Fergus Witt

Tel: +44 (0) 20 3981 7940

FTI Consulting

Ben Atwell / Natalie Garland-Collins / Julia Bradshaw / Tim Stamper

Tel: +44 (0) 20 3727 1000

About Syncona

Syncona's purpose is to invest to extend and enhance human life. We do this by founding and building companies to deliver transformational treatments to patients in areas of high unmet need.

Our strategy is to found, build and fund companies around exceptional science to create a diversified portfolio of 15-20 globally leading healthcare businesses for the benefit of all our stakeholders. We focus on developing treatments for patients by working in close partnership with world-class academic founders and management teams. Our balance sheet underpins our strategy enabling us to take a long-term view as we look to improve the lives of patients with no or poor treatment options, build sustainable life science companies and deliver strong risk-adjusted returns to shareholders.

About AGTC

AGTC is a clinical-stage biotechnology company developing genetic therapies for people with rare and debilitating ophthalmic, otologic and central nervous system (CNS) diseases. AGTC is designing and constructing critical gene therapy elements and bringing them together to develop customized therapies with the potential to address unmet patient needs. AGTC’s most advanced clinical programs in XLRP and ACHM CNGB3 leverage its technology platform to potentially improve vision for patients with inherited retinal diseases. Its preclinical programs build on AGTC’s AAV manufacturing technology and scientific expertise. AGTC is advancing multiple pipeline candidates to address substantial unmet clinical needs in optogenetics, otology and CNS disorders, and has entered into strategic collaborations with companies including Bionic Sight, Inc., an innovator in the emerging field of optogenetics and retinal coding, and Otonomy, Inc., a biopharmaceutical company dedicated to the development of innovative therapeutics for neurotology.

Additional Information about the Tender Offer

The tender offer for the outstanding shares of AGTC referenced in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that subsidiaries of Syncona Limited will file with the Securities and Exchange Commission (SEC). At the time the tender offer is commenced, subsidiaries of Syncona Limited will file tender offer materials on Schedule TO, and, thereafter, AGTC will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF AGTC COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF AGTC COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of AGTC common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained for free by contacting Georgeson LLC, Syncona’s Information Agent, at 800-279-6913 or 1290 Avenue of the Americas, 9th Floor, New York, NY 10104. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement to be filed by AGTC, AGTC files annual, quarterly and current reports and other information with the SEC.